UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission file Number 0-13147

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

B.	Name of the Issuer of the securities held pursuant to the plan and the address of its principal executive office:

LESCO, Inc.
15885 Sprague Road
Strongsville, Ohio 44136

REQUIRED INFORMATION

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

LESCO, Inc. Stock Investment and Salary Savings Plan and Trust December 31, 2003 and 2002 and Year ended December 31, 2003 with Report of Independent Auditors

LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

Audited Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and
Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
  LESCO, Inc. Stock Investment and
  Salary Savings Plan and Trust:

     We have audited the accompanying statement of net assets available for benefits of the LESCO, Inc. Stock Investment and Salary Savings Plan and Trust as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits of the LESCO, Inc. Stock Investment and Salary Savings Plan and Trust as of December 31, 2002, was audited by other auditors whose report thereon dated April 25, 2003, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4(i) – schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Cleveland, Ohio
June 21, 2004

Report of Independent Registered Public Accounting Firm

Plan Administrator
LESCO, Inc. Stock Investment and
  Salary Savings Plan and Trust

     We have audited the accompanying statements of net assets available for benefits of LESCO, Inc. Stock Investment and Salary Savings Plan and Trust as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
April 25, 2003

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value	$36,892,087	$30,698,619
Participant loans, at cost	1,179,580	985,518
Receivables:
Participant contributions	96,063	80,730
Employer contribution	31,932	27,342

Total receivables	127,995	108,072

Net assets available for plan benefits	$38,199,662	$31,792,209

See accompanying notes to financial statements.

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2003

Additions:
Investment income:
Interest and dividend income	$338,114
Net appreciation in fair value of investments	3,953,044
Contributions:
Participants	3,344,415
Employer	1,191,345
Rollover	401,548

Total contributions	4,937,308

Total additions	9,228,466
Deductions:
Distributions to participants	(2,767,034)
Investment management fees	(53,979)

Total deductions	(2,821,013)

Net increase	6,407,453
Net assets available for plan benefits:
Beginning of year	31,792,209

End of year	$38,199,662

See accompanying notes to financial statements.

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The LESCO, Inc. Stock Investment and Salary Savings Plan and Trust (the Plan) is a defined contribution plan covering substantially all employees of LESCO, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	Eligibility

Generally, all full- and part-time associates are eligible to participate in the Plan beginning on the first day of the month on or after their date of hire. Once eligible, an associate may enroll in the Plan at any time, effective on the first payroll date of the month.

(b)	Contributions

An employee electing to become a participant in the Plan authorizes a payroll deduction from eligible earnings for contributions to the Plan in accordance with the Plan document and the Internal Revenue Code (the Code). A participant may direct contributions to be invested in any or all of the investment options offered by the Plan. Plan participants can defer up to 100% of their payroll on a pre-tax basis into the Plan subject to annual limits as determined by the Internal Revenue Service.

The Plan provides that the Company shall contribute to the Plan an amount equal to 50% of the first 6% of eligible compensation that a participant contributes to the Plan. The Company may contribute an additional amount to the Plan at its discretion either in the form of cash or Company stock which would be allocated to each active participant’s account based on the participant’s annual compensation. There were no discretionary contributions during 2003. Employer contributions are allocated among the investment options offered by the Plan according to the participant’s election.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code.

(c)	Vesting

Participant and Company matching contributions are fully vested immediately. Company discretionary contributions vest at the rate of 10% per year for the first four years following contribution and 20% per year thereafter, until fully vested. All contributions are fully vested when the participant reaches age 65. Upon termination of employment with the Company, the nonvested portion of the participant’s account is forfeited. Forfeited account balances are allocated amongst active participants. There were no forfeited account balances for the 2003 and 2002 plan years.

(d)	Participant Accounts

Individual accounts are maintained for participants which are adjusted for contributions and allocation of Plan earnings. Plan earnings are allocated to participant accounts in proportion to the value of account balances.

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(e)	Loans

Participants may borrow from their fund accounts up to an amount equal to the lesser of $50,000 or 50% of the value of their vested account balance at the date the loan is made. Loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the date of the loan, plus one percent. Loan terms are predominately from one to five years. Repayment of loan principal and interest is made through payroll deductions over the term of the loan.

(f)	Payment of Benefits

A participant is entitled to receive the vested full value of his or her account at age 65, upon death or disability prior to retirement, or upon termination of employment. Upon retirement or termination, the participant may elect to receive the distribution in a lump sum or a series of installments.

(g)	Plan Termination

Although it has not expressed an intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants’ accounts become fully vested, and will be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

(h)	Administrative Expenses

All significant accounting and administrative fees are paid by the Company at the Company’s discretion. Expenses not paid by the Company are paid out of Plan assets.

(2)	Significant Accounting Policies

The Plan’s financial statements are reported on the accrual basis of accounting.

Investments are stated at fair value. The investment in LESCO, Inc. Common Stock, which is traded on a national securities exchange, is valued at the last reported sales price on the last business day of the year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The investment in the common trust fund is valued based on the redemption price of units in the fund, which is based on the market values of the underlying assets of the fund. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends and interest earned by each fund are automatically reinvested into each respective fund.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Investments

The Plan’s investments are held by a bank-administered trust fund. Net realized and unrealized (depreciation) appreciation in the fair value of investments for the year ended December 31, 2003 is as follows:

LESCO, Inc. Common stock	$(441,062)
Shares of registered investment companies	4,116,607
Common trust fund	277,499

$3,953,044

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for plan benefits at December 31, 2003 or 2002 are as follows:

	December 31
	2003	2002
LESCO, Inc. Common Stock	$6,638,160	$7,359,142
PNC Investment Contract Fund	6,928,483	6,966,214
Federated Max-Cap Index Fund	8,519,109	6,519,447
Janus Adviser Worldwide Fund	3,586,096	2,628,440
American Balanced Fund	4,093,320	2,933,960
MFS Value Fund	1,903,212	1,312,497

(4)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 6, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the filing for the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(5)	Related-Party Transactions

Certain plan investments and units of the Investment Contract Fund are managed by PNC Bank, the third party Trustee of the Plan. Therefore, transactions in this Contract Fund qualify as party-in-interest transactions.

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST
EIN: 34-0904517
Plan Number: 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date,
		rate of interest,collateral,
	Identity of issuer, borrower, lessor or similar party	par, or maturity value	Cost	Current Value
*	LESCO, Inc. Common Stock	511,021 shares	+	$6,638,160
*	PNC Investment Contract Fund	Common Trust Fund: 2,678,089 units	+	6,928,483
	Registered Investment Companies:
	Federated Max-Cap Index Fund	379,133 shares	+	8,519,109
	Federated Total Return Fund	110,402 shares	+	1,196,761
	Fidelity Advisor Mid-Cap Fund	59,232 shares	+	1,327,378
	American Balanced Fund	236,745 shares	+	4,093,320
	American Century Aggressive Fund	44,761 shares	+	311,986
	American Century Conservative Fund	20,856 shares	+	114,291
	American Century Equity Income Fund	84,193 shares	+	655,028
	American Century Moderate Fund	17,387 shares	+	110,231
	Janus Adviser Worldwide Fund	135,888 shares	+	3,586,096
	Janus Adviser Capital Appreciation Fund	29,922 shares	+	637,630
	Growth Fund of America	34,532 shares	+	847,420
	MFS Value Fund	93,570 shares	+	1,903,212
*	Blackrock Money Market Fund	27,646 shares	+	22,982
*	Participant loans	At interest rates ranging from 5.00% to 10.50% and various maturity dates through 2011.	✓	1,179,580

				$38,071,667

*	Indicates party-in-interest to the Plan.

+	Historical cost information is no longer required on schedule H, line 4(i)-Schedule of Assets (Held at End of Year) for participant-directed investments.

✓	Cost of participant loans is $-0- as indicated in the instructions to Form 5500.

See accompanying independent registered public accounting firm report.

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned here unto duly authorized.

LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

June 24, 2004	By: /s/ Jeffrey L. Rutherford
Member, 401(K) Advisory Committee; and
Senior Vice President,
Chief Financial Officer,
Treasurer and Secretary of LESCO, Inc.